

03013451

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2003
153

SEC FILE NUMBER

8-45321

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: MFS Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Boylston Street
(No. and Street)

Boston   MA   02116
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Murray   (617) 954-5046
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street   Boston   MA   02116
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael J. Londergan, affirm [or swear] that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of MFS Fund Distributors, Inc., as of December 31, 2002, are true and correct, and such consolidated financial statements and supporting schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm [or swear] that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

(signature) 2/23/03
Signature   Date

Treasurer
Title

(signature)
Notary Public

Karen M. Long
NOTARY PUBLIC
My commission expires Mar. 28, 2003

This report contains (check all applicable boxes):

- (x)   Independent Auditors' Report
- (x) (a)   Facing Page
- (x) (b)   Consolidated Statement of Financial Condition
- (x) (c)   Consolidated Statement of Income (Operations)
- (x) (d)   Consolidated Statement of Cash Flows
- (x) (e)   Consolidated Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ( ) (f)   Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x)   Notes to Consolidated Financial Statements
- (x) (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ( ) (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
- (x) (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
- ( ) (j)   A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k)   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l)   An Oath or Affirmation
- ( ) (m)   Copy of the SIPC Supplemental Report
- ( ) (n)   A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
- ( ) (o)   Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act34
- ( ) (p)   Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act
- ( ) (q)   Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission

MFS FUND DISTRIBUTORS, INC.
(SEC I.D. No. 45321)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

FILED PURSUANT TO RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc:

We have audited the accompanying statement of financial condition of MFS Fund Distributors, Inc. (the "Company") (a wholly-owned subsidiary of Massachusetts Financial Services Company) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes A and B, the statement of financial condition includes substantial allocations to and from the Company's Parent and its affiliates and is not necessarily indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

Deloitte + Touche LLP

January 17, 2003

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

($'s in thousands except share amounts)

ASSETS:

Cash and cash equivalents	$ 48,561
Investments	13,293
Fees receivable	2,092
Prepaid expenses	1,153
TOTAL ASSETS	$ 65,099

LIABILITIES:

Accounts payable and accrued expenses	$ 31,029
Accrued compensation	16,968
Due to Parent and its affiliates	3,623
Total liabilities	51,620

STOCKHOLDER'S EQUITY:

Common stock, $1.00 par value	
Authorized, 3,000 shares	
Issued and outstanding, 1,000 shares	1
Additional paid-in capital	18,025
Accumulated deficit	(4,547)
Total stockholder's equity	13,479
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 65,099

See notes to Statement of Financial Condition.   2

A. <u>Summary of Significant Accounting Policies</u>:

<u>Business and organization</u>

MFS Fund Distributors, Inc. (the "Company") is a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent"). The Parent is a majority-owned subsidiary of Sun Life of Canada (US) Financial Services Holdings, Inc., which is ultimately a wholly-owned subsidiary of Sun Life Assurance Company of Canada. The Company provides distribution and administrative services for various investment companies and annuity products on behalf of its Parent and its affiliates. The Company's business and results of operations are, to some extent, dependent on the value and composition of assets under management by its Parent, which include domestic and international equity and debt portfolios. Therefore, fluctuations in financial markets and in the value of assets under management by its Parent impact the Company's revenues. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

The statement of financial condition was prepared from the separate records maintained by the Company, which include both significant allocations from and transactions with its Parent as well as transactions with affiliates, and are not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. The Company has received significant subsidies from its Parent pursuant to a loss indemnification agreement. The Parent has indicated that this agreement will remain in place in fiscal 2003.

<u>Use of estimates</u>

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from these estimates.

<u>Cash and cash equivalents</u>

Cash and cash equivalents consist of cash and investments in money market mutual funds and other highly liquid debt instruments purchased with a maturity of three months or less.

(continued)

A. Summary of Significant Accounting Policies (continued):

Income taxes

The Company is included in the consolidated tax return of its Parent for state income tax reporting and its Parent and affiliates for federal income tax reporting. Federal and state income tax amounts are allocated among members of the consolidated tax group based upon separate return calculations. Based upon the Company's operating results and its contractual cost reimbursement agreement with its Parent, there were no amounts due for current or deferred income taxes at December 31, 2002.

Investments

Investments consist of investments in investment company shares for which the Parent is the investment advisor and are reported at fair market value.

Financial instruments

The amounts reported in the statement of financial condition for cash and cash equivalents; fees receivable; accounts payable and accrued expenses; due to Parent and its affiliates; and accrued compensation approximate fair value because of the short maturity of these instruments. The amount reported for investments is the fair value of those investments.

Concentrations of credit risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash equivalents. The Company maintains cash equivalents with a financial institution. Cash equivalents include investments in commercial paper of companies with high credit ratings. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. Related Party Transactions:

Transactions with related parties arise from insurance product sales revenue and an allocation of certain operating, distribution, and administrative costs between the Company and its Parent and its affiliate. The Parent has agreed to assume the costs incurred by the Company in connection with distribution agreements with respect to certain investment company shares in exchange for the Company's right to the revenues under these distribution agreements. Due to Parent and its affiliates includes

4

(continued)

B. Related Party Transactions (continued):

amounts payable to its Parent and its affiliates of approximately $4,959,000 and amounts payable to Sun Life of approximately $1,235,000 and amounts receivable from its Parent of approximately $2,571,000. The Company pays no interest on the amounts due to its Parent and affiliates and there is no contractual due date for intercompany balances. The Company's Parent is committed to long-term operating leases for certain equipment, office and processing facilities under operating and capital leases that expire on various dates through 2013. Expenses related to these commitments are allocated to the Company in the year in which they are incurred.

C. Net Capital Requirements:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2002, the Company had net capital of $8,310,000, which was $4,697,000 in excess of its required net capital of $3,613,000. The Company's aggregate indebtedness to net capital ratio was 6.52 to 1.

D. Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under the provision of subparagraph (k) (1) thereof.

******

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
 MFS Fund Distributors, Inc.:

In planning and performing our audit of the financial statements of MFS Fund Distributors, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated January 17, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Deloitte
Touche
Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

January 17, 2003